Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(2) PROPOSED RE-ELECTION AND ELECTION OF

DIRECTORS AND SUPERVISORS;

AND

(3) NOTICE OF EGM

A notice convening the EGM to be held at 9:30 a.m., on Friday, 30 April 2021 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy for the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http:// www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A Shares) no later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjourned meeting should you so wish.

15 March 2021

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“A Share(s)”	A share(s) of RMB1.00 each in the capital of the Company;

“Articles of Association”	the articles of association of the Company, as amended from time to time;

“Board”	the board of Directors;

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules;

“CSAH”	China Southern Air Holding Company Limited, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company;

“Director(s)”	the director(s) of the Company;

“EGM”	the first extraordinary general meeting of 2021 of the Company to be convened at 9:30 a.m. on Friday, 30 April 2021;

“H Share(s)”	H share(s) of RMB1.00 each in the capital of the Company;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Latest Practicable Date”	10 March 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;

“Proposed Amendments”	the proposed amendments to the Articles of Association;

“RMB”	Renminbi, the lawful currency of the PRC;

DEFINITIONS

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shareholders”	the holders of the Shares;

“Shares”	collectively, A Shares and H Shares;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Supervisors”	the supervisors of the Company; and

“Supervisory Committee”	the supervisory committee of the Company.

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
Unit 301, 3/F, Office Tower
Executive Directors: Ma Xu Lun (Chairman of the Board and President) Han Wen Sheng	Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou
PRC 510530
Independent Non-Executive Directors:
Zheng Fan
Gu Hui Zhong
Tan Jin Song
Jiao Shu Ge

Supervisors:
Li Jia Shi (Chairman of the Supervisory Committee)
Mao Juan
Lin Xiao Chun
15 March 2021

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(2) PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS AND SUPERVISORS;

AND

(3) NOTICE OF EGM

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 21 December 2020 in relation to, among other things, the Proposed Amendments and the proposed re-election and election of Directors and Supervisors.

The purpose of this circular is, among other things, (i) to provide you with more information in relation to the Proposed Amendments and the proposed re-election and election of Directors and Supervisors; and (ii) to give you notice of the EGM to enable you to make an informed decision on whether to vote for or against the resolutions in relation to the Proposed Amendments and the proposed re-election and election of Directors and Supervisors at the EGM.

LETTER FROM THE BOARD

2.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To meet the needs of business operation, the Company proposed to expand the scope of business of the Company to include aviation medical examination service. Accordingly, the Articles of Association has to be amended to reflect such change to the scope of business.

On 21 December 2020, the Company convened the 15th meeting of the 8th session of the Board, in which the Board considered and approved, among other matters, the resolution in relation to the Proposed Amendments.

The details of the Proposed Amendments are as follows:

The original article 19 of the Articles of Association:

“Article 19

The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities.

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; all subject to approval by company registration authorities.”

amended as:

“Article 19

The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities.

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; (14) health and medical examination services; all subject to approval by company registration authorities.”

LETTER FROM THE BOARD

Save for article 19 as stated above, other articles in the Articles of Association remain unchanged. The Proposed Amendments shall be subject to the approval of the Shareholders by way of a special resolution at the EGM and the completion of relevant filings or registrations (as applicable) with the relevant government authorities in the PRC.

3.	PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS

As the original term of appointment of each Director of the 8th session of the Board of the Company had expired on 20 December 2020, according to the consideration opinion and recommendations of the nomination committee of the Company, the Board proposed to re-elect Mr. Ma Xu Lun and Mr. Han Wen Sheng as executive Directors of the 9th session of the Board for a term of three years and to re-elect and elect Mr. Liu Chang Le, Mr. Gu Hui Zhong, Mr. Guo Wei and Mr. Yan Yan as independent non-executive Directors of the 9th session of the Board for a term of three years in the 15th meeting of the 8th session of the Board convened on 21 December 2020. The appointment of Directors for the 9th session of the Board shall become effective upon the approval from the Shareholders at the EGM.

Mr. Zheng Fan will not stand for re-election as Director of the 9th session of the Board due to personal work arrangement. In addition, The term of office of each of Mr. Tan Jin Song and Mr. Jiao Shu Ge as independent non-executive Directors has reached the time limit under relevant laws and regulations, thus Mr. Tan Jin Song and Mr. Jiao Shu Ge will not stand for re-election as independent non-executive Directors of the 9th session of the Board. The term of office of retiring Directors shall expire upon the conclusion of the EGM and they will also resign as the chairmen and members of the relevant Board committees of the Company upon the conclusion of the EGM (if applicable). The retiring Directors confirm that there is no disagreement between them and the Company and there is no matter in relation to their retirement that need to be brought to the attention of the Shareholders. The Company would like to thank Mr. Zheng Fan, Mr. Tan Jin Song and Mr. Jiao Shu Ge for their contribution to the Company.

The details of each of the nominated Directors are set out in the Appendix I of this circular.

4.	PROPOSED RE-ELECTION OF SUPERVISORS

Due to the original term of appointment of each Supervisor of the 8th session of the Supervisory Committee had expired on 20 December 2020, according to the recommendation of CSAH, the Supervisory Committee approved to nominate Mr. Li Jia Shi and Mr. Lin Xiao Chun as the shareholder representative Supervisors of the 9th session of the Supervisory Committee for a term of three years in the 11th meeting of the 8th session of the Supervisory Committee convened on 21 December 2020. The appointment of Supervisors for the 9th session of the Supervisory Committee shall become effective upon the approval from the Shareholders at the EGM.

As disclosed in the announcement of the Company dated 8 January 2021, the 1st joint meeting of the fifth session of employees’ representatives meeting of the Company has been held and Ms. Mao Juan was elected as an employees’ representative Supervisor of the 9th session of the Supervisory Committee of the Company for a term of three years. The appointment of Ms. Mao Juan shall become effective upon the conclusion of the EGM.

The details of each of the nominated Supervisors are set out in the Appendix II of this circular.

LETTER FROM THE BOARD

5.	EGM

A notice convening the EGM to be held at 9:30 a.m. on Friday, 30 April 2021 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy for the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the EGM, the Company’s register of holders of H Shares will be closed from Tuesday, 30 March 2021 to Friday, 30 April 2021, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the EGM, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Monday, 29 March 2021.

Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy enclosed in the notice of EGM in accordance with the instructions printed thereon and return the same to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A Shares), no later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the forms of proxy will not preclude you from attending, and voting at the EGM or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

6.	RECOMMENDATION

The Directors believe that the resolutions set out in the notice of the EGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of all the resolutions to be proposed at the EGM.

7.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

8.	ADDITIONAL INFORMATION

Your attention is drawn to the details of the proposed re-election and election of Directors and Supervisors set out in the appendices to this circular.

By Order of the Board
Ma Xu Lun
Chairman

APPENDIX I	PROFILE OF DIRECTORS PROPOSED TO BE RE-ELECTED AND ELECTED

Biographical details of the candidates proposed to be re-elected and elected as Directors at the EGM are set out below:

EXECUTIVE DIRECTORS

Mr. Ma Xu Lun, male, born in July 1964 (aged 56), he graduated from the School of Mechanical Science & Engineering of Huazhong University of Science & Technology, majoring in industrial engineering. He has a Master’s degree of engineering and is a certified public accountant. He started his career in August 1984, and joined the Chinese Communist Party in October 1990. He has been the Vice President of China National Materials Storage and Transportation Corporation, the Deputy Director General of the Finance Department of the Civil Aviation Administration of China, the Vice President and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as the Vice President of general affairs and the Deputy Party Secretary of Air China Corporation Limited in October 2002; and served as a director, the President and the Deputy Party Secretary of Air China Limited in September 2004. He served as a Party Member of China National Aviation Holding Company and a Director, the President and the Deputy Party Secretary of Air China Limited in December 2004, and the Vice President and a Party Member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as the Deputy Party Secretary of China Eastern Air Holding Company and the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited. He served as the Secretary to the Party Committee and the Vice President of China Eastern Air Holding Company and the President of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as a Director, the President and the Deputy Party Secretary of China Eastern Air Holding Company, and the Vice Chairman, the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited in December 2016. In February 2019, he served as the Director, the President and the Deputy Party Secretary of CSAH. In March 2019, he acted as the President of the Company. In May 2019, he acted as the Vice Chairman of the Company. In December 2020, he served as the President and Party Secretary of CSAH and Chairman and President of the Company.

Mr. Han Wen Sheng, male, born in January 1967 (aged 54), graduated from the Management Department of Tianjin University, majoring in engineering management, with qualification of a Master’s degree. He obtained a Master’s Degree of Engineering and is an economist. He began his career in August 1987 and jointed in the Chinese Communist Party in May 1985. He served as the Deputy Director General of Cadre Training Center of the Company, the Director of The Research Bureau of the Company, the General Manager of the Labour Department and the Secretary of the CPC General Committee of the Company, the Deputy Director General and a member of Party Committee of the Commercial Steering Committee, the General Manager as well as the Deputy Party Secretary of the Sales and Marketing Department of the Company, and the General Manager and Deputy Party Secretary of Shanghai base. He acted as the Deputy Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and the Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as the Vice President and the Party Member of CSAH from October 2016. From November 2017, he served as the Vice President and the Party Member of CSAH and the Vice President and Party Member of the Company. He was appointed as a Director and the Deputy Party Secretary of CSAH and the Vice President of the Company in November 2018. From December 2018, he served as the Deputy Party Secretary of the Company. In January 2019, he served as a Director and Deputy Party Secretary of CSAH. In May 2019, he served as a Director of the Company. Currently, he also acts as the Vice Chairman of Sichuan Airlines Corporation Limited and the standing committee member of the 12th session of Guangdong Provincial Committee of Chinese People’s Political Consultative Conference.

APPENDIX I	PROFILE OF DIRECTORS PROPOSED TO BE RE-ELECTED AND ELECTED

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Liu Chang Le, male, born in November 1951 (aged 69), graduated from the Communication University of China with an Bachelor’s degree. He was conferred an honorary doctoral degree in literature by the City University of Hong Kong and an honorary doctoral degree in management sciences by the University of South China. Mr. Liu founded Phoenix Satellite Television in 1996. He has been the Executive Director, Chairman and Chief Executive Officer of Phoenix Media Investment (Holdings) Limited. Mr. Liu is currently a member of the Thirteenth National Committee of the Chinese People’s Political Consultative Conference (the “PCC”) and was a member of the Tenth and Eleventh National Committee of the PCC. He served as the Vice Chairman of the Subcommittee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and served as a member of Standing Committee of the Twelfth National Committee of the PCC. Mr. Liu was an Independent Non-executive Director of the Company from December 2011 to December 2017.

Mr. Gu Hui Zhong, male, born in November 1956 (aged 64), graduated from Zhengzhou University of Aeronautics and holds a Master’s degree. He graduated with a Master’s degree from Beihang University majoring in International Finance and is a senior accountant at a professor level. Mr. Gu is a Chinese Communist Party member and began his career in 1974. He served as the Deputy Chief and Chief of the General Office of Financial Division of Aviation Industry Department, the Director of International Affairs Financial Division of Aviation Industry Corporation of China, the General Manager of Zhongzhen Accounting Consultative Corporation, the Vice Director-General of Financial Department of Aviation Industry Corporation of China and the Deputy Director-General of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of Party Leadership Group and the Vice President of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of the Party Leadership Group, the Vice President and the Chief Accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, the Vice President and the Chief Accountant of Aviation Industry Corporation of China. He acted as the Chairman of AVIC I International Leasing Co., Ltd., the Chairman of AVIC I Financial Co., Ltd., the Chairman of CATIC International Holdings Limited, the Chairman of AVIC Capital Co., Ltd. and the Chairman of AVIC International Vanke Company Limited. Currently, he is serving as an external director of Ansteel Group Co., Ltd. and the Vice Chairman of the Accounting Society of China. He has been serving as an Independent Non-executive Director of the Company since December 2017.

Mr. Guo Wei, male, born in February 1963 (aged 58), holds a Master’s degree. He graduated from the University of Science and Technology of China. Mr. Guo is a senior engineer and a Chinese Communist Party member. He began his career in 1988. Mr. Guo served as Executive Director and the Senior Vice President of the Lenovo Group. Currently, he is the Executive Director, Chairman of the Board of Directors and Chief Executive Officer of Digital China Holdings Limited, the Chairman of Digital China Group Co., Ltd and the Chairman of Digital China Information Service Co., Ltd. In addition, Mr. Guo also served in a number of positions, such as a member of the Eleventh and Twelfth National Committee of the PCC, a member of the Fourth Committee of the Advisory Committee for State Informatization, the first President of China Strategic Alliance of Smart City Industrial and Technology Innovation, the Vice President of Digital China Industry Alliance and the Vice President of the Society of Management Science of China. Mr. Guo was an Independent Non-executive Director of the Company from June 2015 to December 2017.

APPENDIX I	PROFILE OF DIRECTORS PROPOSED TO BE RE-ELECTED AND ELECTED

Mr. Yan Yan, male, born in September 1957 (aged 63), holds a Master’s degree. He graduated from Princeton University in International Political Economy. From February 1982 to October 1984, he served as the Chief Engineer of Jianghuai Airplane Corp. He studied in Peking University from 1984 to 1986. He studied in Princeton University from 1986 to 1989. From June 1989 to February 1990, he served as an Economist in the World Bank. From March 1991 to January 1993, he served as a Research Fellow in the Hudson Institute. From January 1993 to February 1994, he served as the Director of Asia Business Development of US Sprint Corporation. From March 1994 to September 2001, he served as the Managing Director and Head of Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds. Since October 2001, he has been serving as the Founding Managing Partner of SAIF Partners. Currently, Mr. Yan is an Independent Non-executive Director of China Resources Land Limited; an Independent Director of TCL Corporation and Blue Focus Communication Group and 360 Finance Inc.; and a Director of ATA Creativity Global, Qingdao Haier Co., Ltd and Shanghai Welltech Automation Co., Ltd. In addition, Mr. Yan was a Non-executive Director of China Huiyuan Juice Group Limited, eSun Holdings Limited and Guodian Technology & Environment Group Corporation Limited and an Independent Non-executive Director of China Petroleum & Chemical Corporation in the last three years.

If the above candidates are appointed as Directors, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the 9th Session of the Board.

Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of a Director is determined with reference to the responsibilities, risk and contributions of his/her position.

Mr. Ma Xu Lun and Mr. Han Wen Sheng will not receive any director’s fee. The annual basic emolument of an independent non-executive Director of the 9th session of the Board is either RMB200,000 (before taxation) for each independent non-executive Director or be determined according to relevant national policies. The emolument of an independent non-executive Director of the 9th session of the Board is subject to the approval from the Shareholders at the EGM.

As at the Latest Practicable Date, save as disclosed, the above Director candidates (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, Supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in Shares of the Company within the meaning of Part XV of the SFO.

Each of the candidates for independent non-executive Directors has met the independence requirements as set out in rule 3.13 of the Listing Rules.

There is no other matter relating to the proposed appointment of Directors that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of rule 13.51(2)(h) to (v) of the Listing Rules.

APPENDIX I	PROFILE OF DIRECTORS PROPOSED TO BE RE-ELECTED AND ELECTED

When determining suitable candidates for independent non-executive Directors, the Company takes into full account the benefits of diversity on the Board and considers factors including but not limited to: (1) relevant accomplishment and professional knowledge and industry experience of the candidates; (2) the candidates’ commitment in respect of available time, interest and attention to the businesses of the Company; (3) perspectives, skills and experience that the candidates can bring to the Board; and (4) diversity in all its aspects, including but not limited to gender, age, cultural and educational background, experience (professional or otherwise), skills and knowledge. Having considered the above, the Company is of the view that the candidates for independent non-executive Directors can bring valuable contributions to the Company and further promote the diversity on the Board.

APPENDIX II	PROFILE OF SUPERVISORS PROPOSED TO BE RE-ELECTED

Biographical details of the candidates proposed to be re-elected as Supervisors at the EGM are set out below:

Mr. Li Jia Shi, male, born in May 1961 (aged 59), graduated from Party School of the Communist Party of China majoring in Economics Management and has a Bachelor’s degree. He has an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified expert of political science. Mr. Li began his career in August 1976 and joined the Chinese Communist Party in June 1986. In February 1998, he served as the Party Secretary of Guangzhou Nanland Air Catering Company Limited and the Deputy Head (work as chair) of the Organization Division of the Party Committee of the CSAH in April 1999. Mr. Li served as the Head of the Organization Division of the Party Committee of CSAH in December 1999 and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company in December 2003. Mr. Li served as the Secretary of the Disciplinary Committee, Standing Member of the Party Committee and the Director of the Disciplinary Committee Office of the Company in December 2007. Mr. Li has been a Supervisor of the Company since June 2009. He has been the Deputy Team Leader of the Discipline Inspection Commission of CSAH, member of Secretary of the Disciplinary Committee, the Director of the Disciplinary Committee Office and the Standing Member of the Party Committee of the Company in February 2012. He has acted as the Chairman of the Labour Union and the Standing Member of Party Committee of the Company in November 2017. He has acted as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union and the Standing Member of Party Committee of the Company from January 2018. He has served as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union of the Company since July 2018. He has served as the Chairman of the Supervisory Committee of the Company since May 2019 and the employees’ representative director of CSAH since August 2019.

Mr. Lin Xiao Chun, male, born in May 1971 (aged 49), graduated from the Peking University Law School with a Bachelor’s degree of laws, majoring in international law. He obtained his Master of Business Administration from the Beijing University of Technology and the City University of the United States and his Executive Master of Business Administration (EMBA) from the Tsinghua University School of Economics and Management. He obtained qualifications as an Enterprise Legal Adviser and a corporate lawyer. He started his career in July 1995, and joined the Chinese Communist Party in June 1995. He served as the Deputy Director of the legal department of the Company in October 2006, the Deputy General Manager of the legal department of the Company in January 2009, the Deputy Director of the legal department of CSAH and the Deputy General Manager of the legal department of the Company in December 2009, the Director of the legal department of CSAH in May 2013, and the General Manager of the Laws & Standards Division of CSAH and the General Manager of the Laws & Standards Division of the Company in April 2017. He has served as a Supervisor of the Company since May 2019.

If the above candidates are appointed as Supervisors, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the 9th Session of the Supervisory Committee.

Pursuant to the “Administrative Measures on Supervisors’ Remuneration of China Southern Airlines Company Limited”, the emolument of a Supervisor is determined with reference to the responsibilities, risk and contributions of his/her position.

APPENDIX II	PROFILE OF SUPERVISORS PROPOSED TO BE RE-ELECTED

Mr. Li Jia Shi will not receive any Supervisor’s fee. Mr. Lin Xiao Chun will not receive any Supervisor’s fee but will receive salary based on his position in the Company, the exact amount of which is determined by the working salary system of the Company.

As at the Latest Practicable Date, save as disclosed, the above Supervisor candidates (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, Supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in Shares of the Company within the meaning of Part XV of the SFO.

There is no other matter relating to the proposed appointment of Supervisors that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of rule 13.51(2)(h) to (v) of the Listing Rules.

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EGM

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2021 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Friday, 30 April 2021 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 15 March 2021:

AS SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as special resolution:

1.	the amendments to the Articles of Association

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

2.	the allowance standard of the independent non-executive Directors of the 9th session of the Board of the Company

The annual allowance of an independent non-executive Director of the 9th session of the Board of the Company is either RMB200,000 (before taxation) for each independent non-executive Director or be determined according to relevant national policies

3.00	the resolution regarding the election of executive Directors of the 9th session of the Board of the Company

3.01	the resolution regarding the election of Mr. Ma Xu Lun as an executive Director of the 9th session of the Board of the Company

3.02	the resolution regarding the election of Mr. Han Wen Sheng as an executive Director of the 9th session of the Board of the Company

4.00	the resolution regarding the election of independent non-executive Directors of the 9th session of the Board of the Company

NOTICE OF EGM

4.01	the resolution regarding the election of Mr. Liu Chang Le as an independent non- executive Director of the 9th session of the Board of the Company

4.02	the resolution regarding the election of Mr. Gu Hui Zhong as an independent non- executive Director of the 9th session of the Board of the Company

4.03	the resolution regarding the election of Mr. Guo Wei as an independent non-executive Director of the 9th session of the Board of the Company

4.04	the resolution regarding the election of Mr. Yan Yan as an independent non-executive Director of the 9th session of the Board of the Company

5.00	the resolution regarding the election of shareholder representative Supervisors of the 9th session of the Supervisory Committee of the Company

5.01	the resolution regarding the election of Mr. Li Jia Shi as a shareholder representative Supervisor of the 9th session of the Supervisory Committee of the Company

5.02	the resolution regarding the election of Mr. Lin Xiao Chun as a shareholder representative Supervisor of the 9th session of the Supervisory Committee of the Company

(“Accumulative voting” will be used in respect of all the sub-resolutions of Resolutions No. 3.00, No. 4.00 and No. 5.00. Please refer to note 5 for details.)

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 March 2021

As at the date of this notice, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM

a.

Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company on Tuesday, 30 March 2021 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares of the Company shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

NOTICE OF EGM

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.

Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 9 April 2021, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

b.

When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Monday, 29 March 2021.

d.	30 March 2021 to 30 April 2021 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Important notice in relation to pandemic prevention and control

In the event that the containment of the novel coronavirus pneumonia pandemic is still ongoing at the time of the EGM, in order to cooperate with the prevention and control of the pandemic so as to safeguard the health and safety of the shareholders and the participants of the meeting, at the same time ensuring that the shareholders may exercise their respective shareholders’ rights, the Company recommends holders of the H Shares and their proxies intending to attend the EGM to vote by completing and submitting the proxy form, i.e. to indicate how you wish your votes to be casted in the proxy form, and appoint the Chairman of the EGM as your proxy to vote on your behalf on site.

In case holders of the H Shares or their proxies choose to attend the meeting in person by then, they must comply with the policies and requirements regarding the containment of novel coronavirus pneumonia pandemic. On the way to, from and at the venue of the EGM, please adopt proper personal preventive measures. Upon arrival at the venue of the EGM, please follow the arrangement and guidance of the staff and cooperate with the pandemic prevention and control requirements including, among others, attendee registration, temperature check and wearing of masks.

5.	Miscellaneous

a.	The EGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

No. 68 Qixin Road, Baiyun District,

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Xiao

c.	Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

d.

According to article 135 of the articles of association of the Company, the accumulative voting system referred to herein means that, in the election of directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected, and the voting rights of the shareholders may be freely cast among the proposed directors and supervisors, either be separately cast in favour of a number of nominees or be collectively cast in favour of one nominee. As such, based on the number of votes that the nominated directors and supervisors have got and the number of directors or supervisors proposed to be elected, those who have got more votes shall be elected.